Exhibit 99.6
THE FOLLOWING PROXY CARD RELATES TO THE ANNUAL GENERAL MEETING OF THE ORDINARY SHAREHOLDERS OF WNS (HOLDINGS) LIMITED AND IS BEING SENT TO THE HOLDERS OF WNS (HOLDINGS) LIMITED AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG WNS (HOLDINGS) LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.
WNS (HOLDINGS) LIMITED
Annual General Meeting of Shareholders
Resolutions presented for consideration at the Annual                                                                                                          Vote
General Meeting of Shareholders on Wednesday, October 20, 2010

		For	Against	Abstain
1	Annual audited accounts
2	Ratification of the change in auditor from Ernst & Young to Grant Thornton, India:
3	Auditors’ remuneration
4	Re-election of Sir Anthony Armitage Greener as a Director of the Company
5	Re-election of Mr. Richard O. Bernays as a Director of the Company
6	Directors’ remuneration

(Signature)